UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16  UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number:  001-34406

ADVANTAGE OIL & GAS LTD.
(Translation of registrant’s name into English)
700, 400 – 3rd Avenue SW Calgary, Alberta, Canada T2P 4H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit	Title
99.1	Notice of Change in Corporate Structure dated July 21, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTAGE OIL & GAS LTD. (Registrant)
Date: July 22, 2009	By:	/s/ Craig Blackwood
Name: Craig Blackwood Title: Vice President, Finance

EXHIBIT 99.1

ADVANTAGE OIL & GAS LTD.

NOTICE PURSUANT TO SECTION 4.9 OF

NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

DELIVERED VIA SEDAR

July 21, 2009

TO:	The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Re:	Advantage Oil & Gas Ltd. ("AOG") – Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations, AOG hereby confirms the following:

Names of the parties to the transaction.

Advantage Energy Income Fund (the "Fund"), AOG and holders of trust units ("Units") of the Fund ("Unitholders") completed a plan of arrangement (the "Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta).

Description of the transaction.

The Arrangement resulted in the reorganization of the Fund into AOG.

In accordance with the terms of the Arrangement, former Unitholders of the Fund who have or will complete the letter of transmittal provided to such Unitholders will receive common shares of AOG on a one-for-one basis. In addition, as part of the Arrangement, the Fund was dissolved and the Corporation assumed all of the existing liabilities of the Fund, including the Fund's convertible debentures, which are now convertible debentures of the Corporation.

For additional information relating to the Arrangement please refer to the Information Circular and Proxy Statement of the Fund dated June 5, 2009 (the "Information Circular"), which has been filed on the SEDAR profile for the Fund.

Effective date.

The Arrangement was completed effective July 9, 2009.

2

Reporting issuers.

Notice will be provided to the securities commissions in each of the Provinces of Canada that the Fund was dissolved in connection with the Arrangement and has therefore ceased to be a reporting issuer in each of the Provinces of Canada.

AOG has assumed the reporting issuer status of the Fund and is now a reporting issuer in each of the Provinces of Canada.

Date of first financial year-end.

The financial year-end of AOG is December 31.

Interim and annual financial statements required to be filed.

As a result of the Arrangement, AOG is required to file financial statements beginning with the quarterly financial statements for the period ending September 30, 2009 and the financial year ended December 31, 2009.

Documents filed.

For additional information relating to the Arrangement, please refer to the Information Circular, which is filed on the SEDAR profile for the Fund.